September 12, 2024

Richard Correia
President, Chief Financial Officer and Treasurer
MoneyLion, Inc.
249-245 West 17th Street
4th Floor
New York, New York 10011

        Re: MoneyLion, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 001-39346
Dear Richard Correia:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
General

1.     We refer you to our December 2022 Sample Letter to Companies Regarding
Recent
       Developments in Crypto Asset Markets, located on our website at the following address:

https:/
/www.sec.gov/corpfin/sample-letter-companies-regarding-crypto-asset-markets. In future filings, please consider the issues identified in the sample letter as applicable to your facts and circumstances, and revise your disclosure accordingly. Please provide draft disclosure.
2. We note your references throughout to "virtual currencies," "digital assets,"
       "cryptocurrency" and "crypto assets." We also note your disclosure under the risk factor heading "Risks Relating to Regulation" on page 44 that "[a]s used herein, the terms
       "cryptocurrency," "crypto asset," "digital asset" and "virtual currency" are intended to be consistent with one another unless specifically noted otherwise." To the extent you are using these terms interchangeably, please revise your disclosure in future periodic reports to use one term. If these terms are instead being used to mean different things, please revise to define each term on first use.
 September 12, 2024
Page 2

Item 1. Business
Our Business Model
Third-Party Providers
Zero Hash, page 11

3. We note your disclosure that Zero Hash is primarily liable for the digital asset activities associated with MoneyLion Crypto customers, including custody, trading and pricing of crypto assets. Please provide us a detailed analysis supporting whether or not you have a crypto asset safeguarding liability and associated asset through an agency relationship with Zero Hash. Your analysis should include how you considered the regulatory, technological, and legal risks as well as exposure to loss. In your analysis, describe for us both a purchase and holding of crypto assets transaction as well as a sale of crypto assets transaction. For these transactions, explain how they are initiated, which party controls the crypto assets throughout and how cash flows through the various brokerage accounts.
Regulation of Our Business and Offerings
MoneyLion Crypto: Regulation of Zero Hash, page 15

4. In future filings please revise to clarify how Zero Hash will custody or store crypto assets purchased by your customers. Without limitation, your disclosure should address:
           Whether the crypto assets will be held in wallets unique to individual customers or whether they may be comingled in a wallet or wallets with the crypto assets of another customer or any other party;
           For any crypto assets comingled or held in omnibus wallets, describe how the omnibus wallets function, how records of customer accounts are maintained and how disputes among customers to the assets in the wallets are resolved; Whether the crypto assets will be held in hot or cold wallets; and For any crypto assets held in cold wallets, describe the geographic location of the
           facilities where the crypto assets are held and describe the security precautions Zero
           Hash takes in controlling access to crypto assets custodied in cold wallets.
       Additionally, provide a cross reference to related risk factor disclosure.
The regulatory regime governing blockchain technologies and digital assets is uncertain..., page
50

5. We note the statement that "[r]egulatory guidance... around issues like whether a digital asset may be considered a 'security' under the federal securities laws has been unclear." In future filings please remove or revise this statement in light of the fact that the legal tests are well established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws. September 12, 2024
Page 3
Item 7. Management's Discussion and Analsyis of Financial Condition and Results of Operations
Results of Operations for the Twelve Months Ended December 31, 2023 and 2022 Revenues, page 69

6. Please revise future filings to disclose revenues by the revenue streams discussed on page
       63 - RoarMoney Banking, Instacash, Membership Programs, Moneylion Investing, and
       MoneyLion Crypto - and show us what your disclosure will look like for the periods presented in your response. Separately provide this level of revenue disaggregation in your financial statements as required by ASC 606-10-50-5.
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements, page F-8

7. Please revise future filings to include the disclosure requirements in ASC 326-20-50 for enterprise receivables and show us what your disclosure will look like in your response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets